Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Fly-E Group, Inc. on Amendment No.3 to Form S-1 (File No. 333-276830) of our report dated December 28, 2022, with respect to our audit of the consolidated balance sheet of Fly-E Group Inc. as of March 31, 2022, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We were dismissed as auditor on January 5, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York

May 3, 2024